Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	March 31,
	2008	2007

Income from continuing operations before income tax	$167,726	$126,816

Add:
Fixed charges	55,503	34,806
Amortization of capitalized interest	1,570	1,351

Less:
Interest capitalized	1,717	1,702
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$223,082	$161,271

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$41,387	$24,329
Interest capitalized	1,717	1,702
Portion of rent expense representative of interest (30%)	12,399	8,775

Fixed charges	$55,503	$34,806

Ratio of earnings to fixed charges	4.02	4.63

Deficiency of earnings to cover fixed charges	$—	$—